BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Nuveen Investment

Quality Municipal Fund, Inc., et al.

and

Nuveen Fund Advisors, LLC

333 West Wacker Drive

Suite 3200

Chicago, Illinois 60606

Application for an Order

pursuant to Section 12(d)(1)(J) of the Investment Company Act of 1940

granting an exemption from Section 12(d)(1)(A)(ii) and (iii)

File No. 812-

Please send all communications to:

Mark L. Winget, Esq. Vice President and Assistant General Counsel Nuveen Fund Advisors, LLC 333 West Wacker Drive Suite 3200 Chicago, Illinois 60606	Frank P. Bruno, Esq. Sidley Austin LLP 787 Seventh Avenue New York, New York 10019-6018

Page 1 of 25 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on October 16, 2013

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of: Nuveen Investment Quality Municipal Fund, Inc., et al. and Nuveen Fund Advisors, LLC 333 West Wacker Drive Chicago, Illinois 60606 File No. 812-	: : : : : : : : : : : : :	Application for an Order pursuant to Section 12(d)(1)(J) of the Investment Company Act of 1940 granting an exemption from Section 12(d)(1)(A)(ii) and (iii) of such Act

I.	SUMMARY OF REQUESTED RELIEF

Nuveen Investment Quality Municipal Fund, Inc. and the other registered closed-end investment companies that are signatories hereto (each, an “Applicant Fund,” and together the “Applicant Funds”),1 and Nuveen Fund Advisors, LLC, including any successor in interest (the “Investment Adviser” and, together with the Applicant Funds, the “Applicants”), hereby submit this application (the “Application”) to the Securities and Exchange Commission (the “Commission”) requesting an order under Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “Act”), exempting certain transactions involving the Applicant Funds and each other registered closed-end investment company advised or to be advised by the Investment Adviser or by an entity controlling, controlled by or under common control (within the meaning

1       The Applicant Funds applying for an order pursuant to this Application are listed in Annex I hereto. These are the existing registered closed-end investment companies advised by Nuveen Fund Advisors, LLC that currently intend to rely on the relief granted pursuant to this Application. The Applicants (as defined in this Application) have requested relief for all entities currently intending to rely on the order, and any existing or future entity relying on such order in the future will do so in a manner consistent with the terms and conditions of this Application. Some of the Funds may be organized as corporations and others as business trusts. For ease of reference, the term “directors” is used to refer to directors of corporations and trustees of business trusts, as the case may be.

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of Section 2(a)(9) of the Act) with the Investment Adviser and relying on such order in the future (each such investment company and Applicant Fund a “Fund,” and together, the “Funds”) from the limitations set forth in Section 12(d)(1)(A)(ii) and (iii) of the Act. Applicants request the exemption to permit investment companies registered under the Act (each, an “Investing Fund”) to acquire Variable Rate Demand Preferred (“VRDP”) shares issued by the Funds in compliance with subparagraph (i) of Section 12(d)(1)(A) of the Act, but without having to comply with subparagraph (ii) of Section 12(d)(1)(A) of the Act, which limits the value of securities of any one investment company that a registered investment company may acquire to 5% of the value of the acquiring company’s total assets, or subparagraph (iii) of Section 12(d)(1)(A) of the Act, which limits the aggregate value of securities of other investment companies that a registered investment company may acquire to 10% of the value of the acquiring company’s total assets.

II.	ORGANIZATION, STRUCTURE, OWNERSHIP AND OPERATION OF THE APPLICANTS

A.	The Applicants

The Investment Adviser, a Delaware limited liability company, is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended, and currently serves as the investment adviser of the Applicant Funds.

The Funds are closed-end management investment companies registered under the Act. Each Applicant Fund invests primarily in debt instruments generating income exempt from federal income tax, and if applicable, state income tax, and other investments that are incidental to the Applicant Fund’s policy of investing in such debt instruments. The Funds issue or will issue VRDP shares with a liquidation preference generally expected to be at or in excess of $25,000 per share. VRDP shares are preferred securities that offer holders of the securities the benefit of an unconditional demand feature pursuant to the purchase obligation (the “Purchase

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Obligation”) of a liquidity provider (the “Liquidity Provider”). Holders may tender their VRDP shares for remarketing on any business day or other specified intervals, or, in the event of a failed remarketing, for purchase by the Liquidity Provider, in either case, at a price equal to the liquidation preference plus accumulated and unpaid dividends.

Each Fund has issued or will issue common shares (“Common Shares”) in public offerings registered under the Securities Act of 1933, as amended (the “Securities Act”), and listed on a national securities exchange. Accordingly, the Common Shares of the Applicant Funds have been issued at a price not exceeding $25 per share. The Applicants believe, based on the public market for Common Shares of registered closed-end investment companies, that the per-share price of any future issuance of Common Shares by a Fund necessarily would be at a similar or lower level. Funds also have issued, or may issue in the future, types of preferred securities (“Preferred Shares”) other than VRDP shares, including series of Preferred Shares that are issued in public offerings registered under the Securities Act and listed on a national securities exchange. The relief requested in this Application is sought only with respect to VRDP shares and not other types of Preferred Shares.

The Preferred Shares, including VRDP shares, and the Common Shares of the Funds each carry or will carry one vote per share. Because the liquidation preference per share of the VRDP shares will be significantly higher than the net asset value per share of the Common Shares, the VRDP shares will constitute a tiny fraction, typically less than 0.1% and in no case more than 3%, of a Fund’s total outstanding voting securities.2

2       Two provisions of the Act directly relate to calculation of ownership of a Fund’s total outstanding voting securities. Section 18(i) of the Act requires that, except as set forth under Section 18(a) of the Act (or otherwise required by law), every share of stock issued by a fund “shall be voting stock and have equal voting rights with every other outstanding voting stock…” Section 2(a)(42) of the Act provides that “[a] specified percentage of outstanding voting securities of a company means such amount of its outstanding voting securities as entitles the holder or holders thereof to cast said specified percentage of the aggregate votes which the holders of all the outstanding voting securities of such company are entitled to cast.” Applying these sections to a Fund’s capital structure, it is clear that the VRDP shares will constitute a tiny fraction, typically less than 0.1%, of a Fund’s outstanding voting securities. See Investment Company Institute (pub. avail. March 12, 2009).

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In compliance with Section 18(i) of the Act and pursuant to the Statement Establishing and Fixing the Rights and Preferences of VRDP shares, or a similar charter document (the “Statement”), of each Fund, in matters requiring a shareholder vote, the holders of outstanding Preferred Shares, including the VRDP shares, and Common Shares vote together as a single class on most matters. However, as required by Section 18(a)(2)(C) of the Act and the Statement, the holders of Preferred Shares, including the VRDP shares, voting as a class, to the exclusion of the holders of all other securities and classes of stock of a Fund, are entitled to elect two directors of the Fund at all times. The holders of outstanding Common Shares and Preferred Shares, including VRDP shares, voting together as a single class, elect the balance of the directors.

Also, as required by Section 18(a)(2)(C) of the Act and the Statement, if at any time dividends on any outstanding Preferred Shares, including VRDP shares, are due and unpaid in an amount equal to at least two full years’ dividends, then the holders of Preferred Shares, including VRDP shares, will be entitled to elect a majority of the Fund’s directors.

Additionally, as required by Section 18(a)(2)(D) of the Act and the Statement, holders of Preferred Shares, including VRDP shares, voting as a class, are required to approve any plan of reorganization adversely affecting such shares or any action requiring a vote of security holders as provided in Section 13(a) of the Act. Similarly, the Statement provides that the affirmative vote of a majority of the VRDP shares is required in order to amend, alter or repeal the provisions of the Statement or other charter document that materially and adversely affect any preference, right or power of the VRDP shares or holders of VRDP shares (“VRDP Shareholders”).

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B.	The Investing Funds

The Investing Funds are management investment companies registered under the Act. Each Investing Fund will have a different investment adviser than the Investment Adviser or its affiliates (as defined in Section 2(a)(3) of the Act).

C.	Proposed Exemptions

Applicants propose that the Investing Funds, in connection with their acquisition of VRDP shares of the Funds, be exempt from subparagraph (ii) of Section 12(d)(1)(A) of the Act, which limits the value of securities of any one investment company that a registered investment company may acquire to 5% of the value of the acquiring company’s total assets (the “5% Limitation”), and subparagraph (iii) of Section 12(d)(1)(A) of the Act, which limits the aggregate value of securities of other investment companies that a registered investment company may acquire to 10% of the value of the acquiring company’s total assets (the “10% Limitation”). As a result of such exemption, the acquisition of VRDP shares of the Funds would not be counted toward the 5% Limitation and 10% Limitation otherwise applicable to the acquisition of securities of other investment companies that an Investing Fund may acquire.3 Applicants are requesting the exemption because concerns have been raised that Investing Funds may reach the 5% Limitation and 10% Limitation as a result of their investments in VRDP shares of one or more of the Funds and similar types of instruments.

III.	LEGAL FRAMEWORK

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of another investment company if the securities represent (i) more than 3% of the total

3   Investing Funds would still be required to comply with subparagraph (i) of Section 12(d)(1)(A) in connection with their acquisition of VRDP shares of the Funds. Also, Investing Funds that are money market funds, which currently are the primary investor base for VRDP shares, would continue to be subject to the portfolio diversification requirements in paragraph (c)(4) of Rule 2a-7 and other Investing Funds would continue to be subject to the diversification requirements in their respective investment policies and restrictions.

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outstanding voting stock of the acquired company, (ii) more than 5% of the total assets of the acquiring company, or, (iii) together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Applicants are seeking an exemption from the 5% Limitation in subparagraph (ii) of Section 12(d)(1)(A) and the 10% Limitation in subparagraph (iii) of Section 12(d)(1)(A) under the circumstances described herein.

The Applicants believe that the requested exemption is consistent with the public interest and the protection of investors because the policy concerns that Section 12(d)(1)(A) is intended to address are not present in the case of the Funds with respect to VRDP shares.

The Applicants acknowledge that Section 12(d)(1)(F) provides an exemption from compliance with Section 12(d)(1)(A). However, Section 12(d)(1)(F) requires, among other things, that the acquiring fund exercises voting rights in the securities of the acquired investment company by either (i) “seek[ing] instructions from its security holders with regard to the voting of all proxies with respect to such security and to vote such proxies only in accordance with such instructions” (“Pass-Through Voting”), or (ii) “vot[ing] the shares held by it in the same proportion as the vote of all other holders of such security” (“Echo Voting”).4

The Applicants understand that Pass-Through Voting is not practicable for Investing Funds, in particular money market funds, which currently are the primary investor base for VRDP shares. Echo Voting also is not a practical alternative, given that all holders of VRDP shares currently are expected to be registered investment companies, all of which might seek to rely on Section 12(d)(1)(F), absent the granting of the requested exemption. In such circumstances, an Investing Fund may be unable to determine in connection with a particular vote whether or not it would be able to Echo Vote, since all the other holders of VRDP shares may be seeking to Echo Vote, and Echo Voting only works if at least one holder of the VRDP shares is actually voting.

4       Section 12(d)(1)(E)(iii)(aa) of the Act, as referenced by the last paragraph of Section 12(d)(1)(F).

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In contrast, an exemption from Section 12(d)(1)(A)(ii) and (iii) preserves the rights provided to the class of senior security holders of stock under (i) Section 18(a)(2)(C) of the Act to elect two directors at all times, or, in the case that dividends on the class of securities have not been paid in an amount equal to two full years’ dividends of such securities, to elect a majority of the directors of an issuer until such dividends have been paid, and (ii) Section 18(a)(2)(D) of the Act to vote as a class to approve any plan of reorganization adversely affecting such securities or of any action requiring a vote of security holders as provided in Section 13(a) of the Act, which rights the Applicants believe would be nullified if the Investing Funds were required to attempt to use Pass-Through or Echo Voting, for the reasons discussed above.

The Applicants seek this exemption through Section 12(d)(1)(J) of the Act, which provides that the Commission may, by order upon application, conditionally or unconditionally exempt any persons or classes of persons from any provision of Section 12(d)(1), including Section 12(d)(1)(A)(ii) and (iii), provided that the exemption is consistent with the public interest and the protection of investors.

IV.	DISCUSSION IN SUPPORT OF RELIEF REQUESTED

A.	Historical Context Relating to Section 12(d)(1)

Section 12(d)(1) of the Act was proposed by Congress to flatly prevent one investment company from investing in another, a practice called “pyramiding.”5 Congress was acting on its belief that “the national public interest and the interest of investors are adversely affected” when investment companies are organized and operated “in the interest of other investment

5        Hearings Before House Subcomm. of the Comm. on Interstate and Foreign Commerce on H.R. 10065, 76th Cong., 3d Sess. (1940) (statement of David Schenker, Chief Counsel, Investment Trust Study, Commission).

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companies…rather than in the interest of all classes of such companies’ security holders”6 or when “control of investment companies is unduly concentrated through pyramiding or inequitable methods of control.”7 The legislation as enacted in 1940 ultimately relaxed the flat prohibition on “pyramiding” somewhat, likely because it was believed that investment companies should be permitted to take advantage of good business opportunities, as well as because, in 1940, problems associated with investment company holding companies had not yet arisen.8

Congress tightened the restrictions of Section 12(d)(1) in 1970 to address certain perceived abuses associated with the development of fund holding companies identified in the 1966 Report. These abuses included: (i) control of one investment company by another through the threat of large-scale redemptions of an acquired fund’s shares; (ii) layering of fees and expenses; (iii) “largely illusory” diversification benefits from allowing pyramiding; and (iv) unnecessary complexity of the structures.9

Applicants submit that the control concerns cited as the underlying reason for the enactment of Section 12(d)(1), and the potential abuses cited in the 1966 Report that serve as the reasons for the 1970 amendments to Section 12(d)(1), are not present in connection with the ownership of VRDP shares, as discussed below.

6       Section 1(b)(2) of the Act.

7       Section 1(b)(4) of the Act.

8       See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 1966, p.315, fn 27 (“1966 Report”).

9       1966 Report, pages 311-324.

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B.	The Exemptions are Consistent with the Purposes Intended by the Policies and Provisions of the 1940 Act

(1)	No Undue Control

The 1966 Report identifies pyramiding of control as a potential abuse of the fund holding company structure. Section 12(d)(1)(A)(i), however, does not allow an acquiring investment company and any company or companies controlled by such acquiring investment company to acquire more than 3% of the outstanding voting stock of an acquired investment company.10 The Applicants are not seeking an exemption from compliance with Section 12(d)(1)(A)(i). Moreover, based on the capital structure of the Funds issuing VRDP shares, all of the outstanding VRDP shares of a Fund would never constitute greater than 3% of the outstanding voting securities of the Fund. As discussed above in Part II(A) of this Application, the VRDP shares (and other Preferred Shares) and the Common Shares will be entitled to one vote per share. The VRDP shares generally are expected to have a liquidation preference of $25,000 or above. Further, Section 18(a)(2)(A) of the Act imposes a 200% asset coverage requirement on the VRDP shares and any other outstanding Preferred Shares. Therefore, the VRDP shares will constitute a tiny fraction, typically less than 0.1%, and no more than 3%, of a Fund’s total outstanding voting securities. What is more, while it is possible that a single Investing Fund could acquire all of the outstanding VRDP shares of a Fund (again, an amount that would typically constitute 0.1%, and in no case more than 3% of the voting securities of a Fund), in the usual case the VRDP shares would be purchased by a number of Investing Funds, advised by an investment adviser or advisers not affiliated with the Investment Adviser and, in the case of multiple groups of Investing Funds, investment advisers likely not affiliated with each other, further diluting any individual Investing Fund’s threat of control over the Fund.

10      Section 12(d)(1)(A)(i).

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Assuming that there are no other Preferred Shares of a Fund outstanding, an Investing Fund holding a simple majority or more (including all) of the VRDP shares issued by a Fund is able to elect unilaterally the two directors elected by holders of Preferred Shares as required by the Statement of the Fund and Section 18(a)(2)(C) of the Act.11 That board representation, however, would not give the Investing Fund the power to exercise a controlling influence over the management or policies of the Fund.12 Currently, each of the Funds has twelve directors, ten of whom are not “interested persons”, as defined in Section 2(a)(19) of the Act (the “Independent Directors”). The Applicants believe that when an Investing Fund only elects two out of twelve directors (fewer than a majority of the directors or the Independent Directors), that board representation in and of itself is insufficient to control a Fund.13 The Applicants note also that the charter document of each Fund requires the vote of a majority of the entire board to increase or decrease the number of directors.

11  Of course, if a Fund has other types of Preferred Shares outstanding, the votes of VRDP Shareholders will be diluted.

12  Section 2(a)(9) defines “control” in pertinent part as the power to exercise a controlling influence over the management or policies of a company. The Commission has held that the term “controlling influence” means the “‘act or process, or power of producing an effect which may be without apparent force or direct authority and [is] effective in checking or directing action, or exercising restraint or preventing free action.’” See In the Matter of Investors Mutual, Inc., et al., Investment Company Act Release No. 4595 (May 11, 1966) at text preceding n.12 (citation omitted), aff’d, Phillips v. SEC, 388 F.2d 964 (2d Cir. 1968) (“Investors Mutual”). Furthermore, a controlling influence:

need not be actually exercised; the latent power to exercise it is sufficient…And those exercising a controlling influence need not necessarily be able to carry their point, since such influence may be effective without accomplishing its purpose fully…In applying [these principles], however, it must be borne in mind that control determinations involve issues of fact which cannot be resolved by the use of a mathematical formula. They require a careful appraisal of the over-all effect of the various relationships and other circumstances present in [each] particular case, some of which may point to one inference while others to an opposite one.

Id. at text accompanying nn.13-15 (citations omitted).

13  In the context of preferred shares similar to VRDP shares, the Commission staff has taken a no-action position as to the liquidity provider not being able to control a closed-end fund because it has the right to elect two directors and those directors do not represent a majority of the directors or the Independent Directors. Investment Company Institute (pub. avail. March 12, 2009). See also, American Century Companies Inc./J. P. Morgan & Co. Incorporated (pub. avail. December 23, 1997) (the ability to appoint two out of ten directors of a company, coupled with a significant economic interest, did not constitute control).

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Applicants also submit that this belief is consistent with the legislative intent of the Act. Congress included specific voting rights for preferred shareholders in the Act, including the right in Section 18(a)(2)(C) to elect two directors, to avoid the types of inequities imposed upon holders of preferred shares prior to the enactment of the Act,14 but did not intend to give preferred shareholders “control” of a Fund.15 Before preferred shareholders can gain control by electing a majority of the board pursuant to Section 18(a)(2)(C) of the Act, a fund must fail to pay dividends for two full years. There would have been no need for the Act to specifically provide the ability to elect a majority of the board under such circumstances if Congress had viewed the preferred shareholders as controlling a fund based on their ability to veto certain actions by voting as a class or elect two of the fund’s directors. Section 18(a)(2)(C) itself sets out a specific framework for when preferred shareholders should and do have the right to exercise control over a fund (i.e., in the event of a failure to pay dividends for two full years).

14   See, e.g., Report of the Securities and Exchange Commission on Investment Trusts and Investment Companies, Part 3, Chapter 5, H.R. Doc. No. 279, 76th Cong., 1st. Sess. (1939), at pages 1790-96.

15   See Hearings Before a Subcommittee of the Committee on Interstate and Foreign Commerce, House of Representatives, 76th Cong. 3rd Sess. (1940), at pages 1046-47 (statement of Commissioner Robert E. Healy). In his statement, Commissioner Healy said:

I do not for a minute believe that we should have a statute here which permits anybody to turn the voting control of a corporation over to the preferred-stock holders merely because the preferred stock happens at a particular moment to be under water, or merely because the dividends have been passed, let us say, for one period or for a year…. Yet, in [some] cases the preferred stock has not had a dividend for 5, 6, 7, or 8 years, and the preferred-stock holder is completely helpless…. If this language [in the bill] is not satisfactory, then I should like to suggest that the committee consider a provision…[t]hat after dividends have been in arrears for a certain length of time, the preferred-stock holders, voting as a class, can elect X percentage of the board of directors…. You might put an additional safeguard by providing that the control of the board of directors should not be turned over while the common stock can demonstrate that there is a fair chance…that the dividends can be resumed….

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In the case of VRDP shares, it is extremely unlikely that the Investing Funds would continue to hold the VRDP shares of a Fund in the event of a failure to pay a dividend. Under the terms of the Statement, a failure by the Fund to pay a dividend will trigger a mandatory tender of all of the VRDP shares for remarketing, and if the remarketing fails, the Liquidity Provider will purchase the VRDP shares pursuant to its Purchase Obligation. Consequently, it is not expected that the Investing Funds will ever “control” a Fund by being able to elect a majority of the board.

(2)	Redemption Threat

The 1966 Report expressed concern about the impact the threat of large-scale redemptions might have on the orderly management of an acquired fund.16 One potential impact included the maintenance of excessive cash balances by the acquired fund in anticipation of large redemptions, the retention of which would be inconsistent with the interest of shareholders of the portfolio fund.17

The Funds, as closed-end funds, are fully insulated from any threat of large-scale redemptions at the instigation of shareholders. Further, the VRDP shares are not “redeemable securities” under Section 2(a)(32) of the Act: the VRDP shares are not redeemable at the option of holders, including the Investing Funds.18

16       1966 Report, p.316.

17       Id.

18       The VRDP shares are similar to the preferred shares discussed in Eaton Vance Management (pub. avail. June 13, 2008) where the Commission staff agreed that the preferred shares discussed therein should not be considered a “redeemable security” under Section 2(a)(32) due to “significant restrictions” on the investor’s ability to tender the preferred shares to the liquidity provider and the fund’s obligation to mandatorily repurchase shares held by the liquidity provider only after the shares are held for a specified period of time (e.g., six months).

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(3)	Layering of Fees and Expenses

The 1966 Report expressed concern that allowing fund holding companies to purchase interests in other investment companies could lead to the duplication or layering of fees and expenses without any additional benefits or services being provided to investors.

There is no possibility of such duplication in the case of VRDP shares. The VRDP shares do not bear any of the operating expenses of the Funds. All of these expenses, including the investment advisory fee and any expenses relating to the VRDP shares themselves, are borne by the Common Shares. As a result, an Investing Fund is not subject to the layering of fees and expenses when it purchases VRDP shares.

Applicants also note that the Investing Funds, when they purchase VRDP shares, will not indirectly be bearing any fees and expenses of “acquired funds”19 that may be purchased by the Funds. VRDP Shareholders are only entitled to receive the dividend on the shares at the rate periodically reset in accordance with the Statement. VRDP Shareholders are entitled to receive no more and no less than the determined dividend amount, so any expenses of the Funds, including fees and expenses of “acquired funds”, as noted above, are borne by the Common Shares. As a result, Applicants submit that, as with all other Fund expenses, there is no layering of “acquired fund” expenses in connection with the purchase of VRDP shares and, therefore, there is no need to place any restriction on the Funds’ ability to purchase other investment companies or private funds operating pursuant to Section 3(c)(1) or Section 3(c)(7) of the Act other than those otherwise set forth in Section 12(d)(1).

(4)	Diversification Benefits

Applicants submit that VRDP shares should provide concrete diversification benefits to Investing Funds and that Investing Fund shareholders will benefit from investment strategies that

19 As defined in Item 3. Fee Table and Synopsis of Form N-2.

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include investment in VRDP shares. For example, the Applicant Funds invest primarily in tax-free municipal securities, diversified by region (in the case of national funds) and credit quality. In order for Investing Funds to gain similar exposure to these municipal securities, they would need to seek out and acquire the many different investments made by each Applicant Fund. VRDP shares offer exposure to these securities. What is more, because of the Purchase Obligation of the Liquidity Provider and related features, VRDP shares are expected to be eligible money market investments under Rule 2a-7. Providing the exemption from Section 12(d)(1)(A)(ii) and (iii) will do nothing to adversely affect these benefits.

(5)	No Unnecessary Complexity

The 1966 Report expressed concern that the popularity of fund-of-fund transactions could lead to the creation of more complex vehicles that would not serve any meaningful purpose.20 Applicants submit that providing the exemption from Section 12(d)(1)(A)(ii) and (iii) will not lead to any additional complexity to investing in VRDP shares.

V.	Conditions For Relief

Applicants agree that the requested order will be subject to the condition that the Investment Adviser and its affiliates (as defined in Section 2(a)(3) of the Act) will not act as investment adviser to any Investing Funds investing in VRDP shares in reliance on the order.

VI.	Exemption Under Section 12(d)(1)(J) of the Act

The National Securities Markets Improvement Act of 1996 (“NSMIA)”21 added Section 12(d)(1)(J) to the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and

20 1966 Report at 321.

21 H.R. Rep. no. 622, 104th Cong., 2nd Sess., at 43-44 (1996)

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the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(J), “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”22 Applicants submit that the terms of the VRDP shares themselves as discussed in this Application and the proposed condition to the relief requested in this Application adequately address the concerns underlying the applicable limits in Section 12(d)(1)(A), and that the requested exemptions are consistent with the public interest and the protection of investors. Applicants also submit that the proposed exemptions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.23

22   Id. at 44.

23   Id. at 43-44.

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VII.	Procedural Matters

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the cover page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed to:

Mark L. Winget, Esq.

Vice President and

Assistant General Counsel

Nuveen Fund Advisors, LLC

333 West Wacker Drive

Suite 3200

Chicago, Illinois 60606

(312) 917-7883

or,

Frank P. Bruno, Esq.

Sidley Austin LLP

787 Seventh Avenue

New York, New York 10019-6018

(212) 839-5540.

Applicants desire the Commission to issue an order pursuant to Rule 0-5 under the Act without conducting a hearing.

Pursuant to Rule 0-2(c)(1) under the Act, each of the Applicants states that under the provisions of its Articles of Incorporation or Declaration of Trust, as the case may be, and By-laws or similar documents, responsibility for the management of its affairs and business is vested in its board of directors or trustees, or member, as the case may be. Each Applicant Fund and the Investment Adviser represents that the person who signed this Application has been authorized to sign and file this Application in its name and on its behalf. As required under Rule 0-2(c)(1) of the Act, the following resolutions were adopted by the board of directors or trustees, as the case may be, of each Applicant Fund and remain in full force and effect:

RESOLVED, that the proper officers of the Fund be, and each of them hereby is, authorized and directed to prepare and file with the Securities and Exchange Commission an application, and any amendment or amendments thereto, by the Fund, certain other closed-end funds advised by Nuveen Fund Advisors, LLC (the “Investment Adviser”) and the Investment Adviser requesting an order under Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “Act’), granting an exemption from Section 12(d)(1)(A)(ii) and (iii) of the Act for any investment company registered under the Act that purchases Variable Rate Demand Preferred shares of the Fund; and

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FURTHER RESOLVED, that such officers be, and each of them hereby is, authorized and directed to take any and all such actions in connection with such application and any amendment or amendments thereto as they may deem warranted or appropriate.

The verifications required by Rule 0-2(d) under the Act are attached to this Application as Exhibits A-1 and A-2.

VIII.	Conclusion

On the basis of the foregoing, Applicants respectfully request that the order sought by this Application be issued pursuant to Section 12(d)(1)(J) of the Act granting relief sought by this Application. The Applicant submits that the exemptions are consistent with the public interest and the protection of investors.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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Dated: October 16, 2013	EACH FUND LISTED IN ANNEX I

	By:	/s/ Kevin J. McCarthy
Name: Kevin J. McCarthy
Title: Vice President and Secretary

NUVEEN FUND ADVISORS, LLC

	By:	/s/ Kevin J. McCarthy
Name: Kevin J. McCarthy
Title: Managing Director and Assistant Secretary

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ANNEX I

List of Applicant Funds

Nuveen Investment Quality Municipal Fund, Inc.

Nuveen AMT-Free Municipal Income Fund

Nuveen AMT-Free Municipal Value Fund

Nuveen Arizona Premium Income Municipal Fund

Nuveen California AMT-Free Municipal Income Fund

Nuveen California Dividend Advantage Municipal Fund

Nuveen California Dividend Advantage Municipal Fund 2

Nuveen California Dividend Advantage Municipal Fund 3

Nuveen California Investment Quality Municipal Fund, Inc.

Nuveen California Municipal Market Opportunity Fund, Inc.

Nuveen California Municipal Value Fund 2

Nuveen California Municipal Value Fund, Inc.

Nuveen California Performance Plus Municipal Fund, Inc.

Nuveen California Premium Income Municipal Fund

Nuveen California Quality Income Municipal Fund, Inc.

Nuveen California Select Quality Municipal Fund, Inc.

Nuveen California Select Tax-Free Income Portfolio

Nuveen Connecticut Premium Income Municipal Fund

Nuveen Dividend Advantage Municipal Fund

Nuveen Dividend Advantage Municipal Fund 2

Nuveen Dividend Advantage Municipal Fund 3

Nuveen Dividend Advantage Municipal Income Fund

Nuveen Enhanced Municipal Value Fund

Nuveen Georgia Dividend Advantage Municipal Fund 2

Nuveen Intermediate Duration Municipal Term Fund

Nuveen Intermediate Duration Quality Municipal Term Fund

Nuveen Maryland Premium Income Municipal Fund

Nuveen Massachusetts AMT-Free Municipal Income Fund

Nuveen Massachusetts Dividend Advantage Municipal Fund

Nuveen Massachusetts Premium Income Municipal Fund

Nuveen Michigan Quality Income Municipal Fund

Nuveen Missouri Premium Income Municipal Fund

Nuveen Municipal Advantage Fund, Inc.

Nuveen Municipal High Income Opportunity Fund

Nuveen Municipal Income Fund, Inc.

Nuveen Municipal Market Opportunity Fund, Inc.

Nuveen Municipal Opportunity Fund, Inc.

Nuveen Municipal Value Fund, Inc.

Nuveen New Jersey Dividend Advantage Municipal Fund

Nuveen New Jersey Dividend Advantage Municipal Fund 2

Nuveen New Jersey Investment Quality Municipal Fund, Inc.

Nuveen New Jersey Municipal Value Fund

Nuveen New Jersey Premium Income Municipal Fund, Inc.

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Nuveen New York AMT-Free Municipal Income Fund

Nuveen New York Dividend Advantage Municipal Fund

Nuveen New York Dividend Advantage Municipal Fund 2

Nuveen New York Municipal Value Fund 2

Nuveen New York Municipal Value Fund, Inc.

Nuveen New York Performance Plus Municipal Fund, Inc.

Nuveen New York Select Tax-Free Income Portfolio

Nuveen North Carolina Premium Income Municipal Fund

Nuveen Ohio Quality Income Municipal Fund

Nuveen Pennsylvania Dividend Advantage Municipal Fund

Nuveen Pennsylvania Dividend Advantage Municipal Fund 2

Nuveen Pennsylvania Investment Quality Municipal Fund

Nuveen Pennsylvania Municipal Value Fund

Nuveen Pennsylvania Premium Income Municipal Fund 2

Nuveen Performance Plus Municipal Fund, Inc.

Nuveen Premier Municipal Income Fund, Inc.

Nuveen Premium Income Municipal Fund 2, Inc.

Nuveen Premium Income Municipal Fund 4, Inc.

Nuveen Premium Income Municipal Fund, Inc.

Nuveen Quality Income Municipal Fund, Inc.

Nuveen Quality Municipal Fund, Inc.

Nuveen Select Maturities Municipal Fund

Nuveen Select Quality Municipal Fund, Inc.

Nuveen Select Tax-Free Income Portfolio

Nuveen Select Tax-Free Income Portfolio 2

Nuveen Select Tax-Free Income Portfolio 3

Nuveen Texas Quality Income Municipal Fund

Nuveen Virginia Premium Income Municipal Fund

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Exhibit A-1

VERIFICATION

State of Illinois	)
:ss.:
County of Cook	)

The undersigned states that he has duly executed the foregoing attached application for and on behalf of each entity listed in Attachment I hereto, that he is a Vice President of each such entity and that all actions by stockholders/shareholders, directors/trustees and other bodies necessary to authorize the undersigned to execute and file such application have been taken. The undersigned further states that he is familiar with such application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Kevin J. McCarthy
Name: Kevin J. McCarthy

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ATTACHMENT I

Nuveen Investment Quality Municipal Fund, Inc.

Nuveen AMT-Free Municipal Income Fund

Nuveen AMT-Free Municipal Value Fund

Nuveen Arizona Premium Income Municipal Fund

Nuveen California AMT-Free Municipal Income Fund

Nuveen California Dividend Advantage Municipal Fund

Nuveen California Dividend Advantage Municipal Fund 2

Nuveen California Dividend Advantage Municipal Fund 3

Nuveen California Investment Quality Municipal Fund, Inc.

Nuveen California Municipal Market Opportunity Fund, Inc.

Nuveen California Municipal Value Fund 2

Nuveen California Municipal Value Fund, Inc.

Nuveen California Performance Plus Municipal Fund, Inc.

Nuveen California Premium Income Municipal Fund

Nuveen California Quality Income Municipal Fund, Inc.

Nuveen California Select Quality Municipal Fund, Inc.

Nuveen California Select Tax-Free Income Portfolio

Nuveen Connecticut Premium Income Municipal Fund

Nuveen Dividend Advantage Municipal Fund

Nuveen Dividend Advantage Municipal Fund 2

Nuveen Dividend Advantage Municipal Fund 3

Nuveen Dividend Advantage Municipal Income Fund

Nuveen Enhanced Municipal Value Fund

Nuveen Georgia Dividend Advantage Municipal Fund 2

Nuveen Intermediate Duration Municipal Term Fund

Nuveen Intermediate Duration Quality Municipal Term Fund

Nuveen Maryland Premium Income Municipal Fund

Nuveen Massachusetts AMT-Free Municipal Income Fund

Nuveen Massachusetts Dividend Advantage Municipal Fund

Nuveen Massachusetts Premium Income Municipal Fund

Nuveen Michigan Quality Income Municipal Fund

Nuveen Missouri Premium Income Municipal Fund

Nuveen Municipal Advantage Fund, Inc.

Nuveen Municipal High Income Opportunity Fund

Nuveen Municipal Income Fund, Inc.

Nuveen Municipal Market Opportunity Fund, Inc.

Nuveen Municipal Opportunity Fund, Inc.

Nuveen Municipal Value Fund, Inc.

Nuveen New Jersey Dividend Advantage Municipal Fund

Nuveen New Jersey Dividend Advantage Municipal Fund 2

Nuveen New Jersey Investment Quality Municipal Fund, Inc.

Nuveen New Jersey Municipal Value Fund

Nuveen New Jersey Premium Income Municipal Fund, Inc.

Nuveen New York AMT-Free Municipal Income Fund

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Nuveen New York Dividend Advantage Municipal Fund

Nuveen New York Dividend Advantage Municipal Fund 2

Nuveen New York Municipal Value Fund 2

Nuveen New York Municipal Value Fund, Inc.

Nuveen New York Performance Plus Municipal Fund, Inc.

Nuveen New York Select Tax-Free Income Portfolio

Nuveen North Carolina Premium Income Municipal Fund

Nuveen Ohio Quality Income Municipal Fund

Nuveen Pennsylvania Dividend Advantage Municipal Fund

Nuveen Pennsylvania Dividend Advantage Municipal Fund 2

Nuveen Pennsylvania Investment Quality Municipal Fund

Nuveen Pennsylvania Municipal Value Fund

Nuveen Pennsylvania Premium Income Municipal Fund 2

Nuveen Performance Plus Municipal Fund, Inc.

Nuveen Premier Municipal Income Fund, Inc.

Nuveen Premium Income Municipal Fund 2, Inc.

Nuveen Premium Income Municipal Fund 4, Inc.

Nuveen Premium Income Municipal Fund, Inc.

Nuveen Quality Income Municipal Fund, Inc.

Nuveen Quality Municipal Fund, Inc.

Nuveen Select Maturities Municipal Fund

Nuveen Select Quality Municipal Fund, Inc.

Nuveen Select Tax-Free Income Portfolio

Nuveen Select Tax-Free Income Portfolio 2

Nuveen Select Tax-Free Income Portfolio 3

Nuveen Texas Quality Income Municipal Fund

Nuveen Virginia Premium Income Municipal Fund

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Exhibit A-2

VERIFICATION

State of Illinois	)
:ss.:
County of Cook	)

The undersigned states that he has duly executed the foregoing attached application for and on behalf of Nuveen Fund Advisors, LLC (the “Investment Adviser”), that he is a Managing Director and Assistant Secretary of the Investment Adviser and that all actions by members, directors and other bodies necessary to authorize the undersigned to execute and file such application have been taken. The undersigned further states that he is familiar with such application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Kevin J. McCarthy
Name: Kevin J. McCarthy

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